Exhibit 12.1

Consolidated Ratios of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Fixed Charges:
Interest expense on indebtedness	9,008	4,098	5,392	4,889	3,602
Estimate of Interest within rental expense	973	966	946	903	849
Total fixed charges	9,981	5,064	6,337	5,792	4,452

Loss:
Net loss before income taxes	(64,351)	(52,281)	(43,328)	(27,149)	(31,707)
Fixed charges per above	9,981	5,064	6,337	5,792	4,452
Total earnings (loss)	(54,370)	(47,217)	(36,991)	(21,357)	(27,255)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(64,351)	(52,281)	(43,328)	(27,149)	(31,707)